SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SogoTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 514
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Maloney 212 425 9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Ste B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dennis W. Maloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SogoTrade, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY MCLYMONT
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01MC6367370
MY COMMISSION EXPIRES 11/20/2021

Signature

2/27/2018

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOGOTRADE, INC

DECEMBER 31, 2017

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SogoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SogoTrade, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SogoTrade, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SogoTrade, Inc.'s management. Our responsibility is to express an opinion on SogoTrade, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SogoTrade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as SogoTrade, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SOGOTRADE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$ 249,464
Due from clearing broker	1,366,094
Accounts Receivable	50,354
Deferred tax asset	49,628
Prepaid expenses	46,489
Furniture and equipment, net	14,499
Other assets	33,830
Total assets	$ 1,810,358
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 219,263
Subordinated loan payable	500,000
	719,263
Stockholder's equity:	
Preferred stock: Series A - no par value	
4,000 shares authorized	
1,000 shares authorized, issued and outstanding	1,048,845
Common stock: no par value	
100 shares authorized, issued and outstanding	104,885
Accumulated (deficit)	(62,635)
Stockholder's equity	1,091,095
Total liabilities and stockholder's equity	$ 1,810,358

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SogoTrade, Inc. (formerly known as Wang Investment Associates, Inc.) (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

On December 16, 2010, the Company was incorporated under Section 102 of the Delaware General Corporation Law. On December 21, 2010, Wang Investment Associates, Inc. of South Carolina was merged into the Delaware Company and the South Carolina entity ceased its existence. The Delaware Company as the surviving corporation acquired all of the rights, property and liabilities of the South Carolina Corporation pursuant to Delaware and South Carolina laws. On January 1, 2014, the Company was acquired by Sogo Financial Management, LLC and effective January 23, 2014; the Company changed its name from Wang Investment Associates, Inc. to SogoTrade, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

The Company clears all of its transactions through securities clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by APEX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company's financial statements are prepared using the accrual method of accounting. The Company earns its revenues from commissions for agency transactions and for riskless principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from clearing broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Concentration of risk

The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment

Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years.

Legal proceedings

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that we can define that will have a material adverse effect on the Company's financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2014 for all major tax jurisdictions.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm adopted this ASU in January 2018 using a modified retrospective approach. Adoption did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

3. OPERATING LEASE

The Company subleases its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, under an amended operating lease expiring May 31, 2018. The Company's monthly rent was $6,856 from January 1, 2017 through December 31, 2017. In addition, The Company has entered into a first amendment to pay to Landlord an additional rent of $2,000 per month for placing "Sogotrade" signs on the outside of the building from January 1, 2017 through December 31, 2017.

Future minimum lease payments are as follows:

For the Year Ended December 31	Amount
2018	$34,280

The Company has a new lease for office space at 11 Broadway, 5th Floor, New York, NY, expiring in November 2018. The Company's monthly rent was $4,684 and in December 2017 increased to $4,824.

Future minimum lease payments are as follows:

For the Year Ended December 31	Amount
2018	$53,064

See independent auditors' report

4. RELATED PARTY TRANSACTIONS

An affiliated company Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's holding company), provided technical services to the Company for which it was billed $360,000. The Company has an outstanding balance due to Max Tech LLC of $30,000 as of December 31, 2017.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $1,193,843, which exceeded the required minimum net capital of $14,618 by $1,179,225. Aggregate indebtedness at December 31, 2017 totaled $219,263. The Company's percentage of aggregate indebtedness to net capital was 18.37%.

6. SUBORDINATED LOANS PAYABLE

In May 2017, the Company entered into a renewable, subordinated loan agreement with Sogo Financial Group, Inc. in the amount of $500,000 which bears an interest rate of 15% per annum and has an initial maturity date of May 15, 2018. The subordinated borrowing is with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2017 through February 27, 2018 determined that there are no material events that would require disclosures in the Company's financial statements.